SUB-ITEM 77C: Submission of matters to a vote of security holders.

Pursuant to a Consent of Sole Shareholder of the Short Term Tax Aware Fixed Income
Portfolio dated June 29, 2016, The
Glenmede Corporation, as sole shareholder, approved the following matter with regards to the Short Term Tax Aware Fixed Income
Portfolio: the form, terms and provisions of the Investment Advisory Agreement between The Glenmede Fund, Inc. and
Glenmede Investment Management LP.